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                              April 18, 2024

       Rajnish Ohri
       Co-Chief Executive Officer
       Whole Earth Brands, Inc.
       125 S. Wacker Drive, Suite 1250
       Chicago, IL 60606

                                                        Re: Whole Earth Brands,
Inc.
                                                            Schedule 13E-3/A
Filed April 8, 2024
                                                            File No. 005-90989

       Dear Rajnish Ohri:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

       Schedule 13E-3/A Filed April 8, 2024

       General

   1.                                                   Please consider
including page or section references in your next response letter to enable us to more easily
locate changes in the Transaction Statement or Proxy
                                                        Statement responsive to
each comment.
   2. Please mark the Proxy Statement and proxy card as preliminary copies. See Rule 14a-
                                                        6(e)(1).
   3. We reissue prior comment 1 in our letter dated March 29, 2024. While you have revised the cover page of the
Transaction Statement to authorize Mariposa to receive
                                                        communications on
behalf of the filing persons and you have included Mariposa as a signatory on the
Transaction Statement, they are not listed as a filing person on the cover page. In addition, we
continue to believe that Mr. Michael Franklin is engaged in the going private
transaction, due to his affiliation with filing persons Sababa and Mariposa, as well as his position
as a director of the Company who may have a senior management
 Rajnish Ohri
FirstName   LastNameRajnish Ohri
Whole Earth   Brands, Inc.
Comapany
April       NameWhole Earth Brands, Inc.
       18, 2024
April 218, 2024 Page 2
Page
FirstName LastName
         position with the Surviving Corporation after the Merger. Please revise the Transaction
         Statement to include both Mariposa and Mr. Michael Franklin as filing persons. Please also revise the Proxy Statement to ensure that all of the disclosure required by Schedule
         13E-3 as to each of these individual filers is included.
Background of the Merger, page 24

4. We reissue in part prior comment 5 in our letter dated March 29, 2024. Please revise to describe what Mr. Simon knew about Mr. Michael Franklin's "education, experience and qualifications" that caused him to recommend to the Whole Earth Board that Mr. Franklin should be appointed as a director of the Company. In addition, after such recommendation by Mr. Simon, describe how the rest of the members of the Whole Earth Board determined to appoint Mr. Franklin. Please further revise to describe any specific discussions or contacts regarding appointing Mr. Franklin to serve as a director of the
         Company between any of the parties to this transaction or their affiliates, including any discussions with Mr. Simon leading up to his recommendation to the Whole Earth Board, and any discussions after such recommendation was made. Your expanded disclosure should fully describe the contacts leading up to this appointment and any related negotiations or agreements.
5. We note your response to prior comment 6 in our letter dated March 29, 2024. While we will not comment further at this time, after considering your response, we continue to
         have concerns about the timing of the Franklin Parties    transition
from Schedule 13G to
         Schedule 13D and do not necessarily agree with the analysis that you provided.
6. We note your response to prior comment 7 in our letter dated March 29, 2024. On page
         25 of the Proxy Statement you describe the Undertaking that Mr. Franklin failed to execute, which led to his paid leave of absence from his role as Chief Executive Officer of the Company, and ultimately Mr. Franklin's resignation from that position. We further note that the described Undertaking sought to prohibit him from accessing or using confidential information related to the Process or sharing any confidential information about the Company with any of the Sababa Holders. Given that Mr. Franklin refused to sign the Undertaking but was not placed on leave from his role as Chief Executive Officer until July 16, 2023, when the Process had been underway for some time, please indicate whether Mr. Franklin shared the information contemplated by the Undertaking with the
         Sababa Holders. In addition, discuss the Disinterested Directors' determination to place
         Mr. Franklin on paid leave at this time, and clarify whether throughout this period, he remained a director of the Company.
7. We note the disclosure on page 30 of the Proxy Statement that Parent engaged Citi to serve as "lead M&A financial advisor" in connection with this transaction. Please provide the disclosure required by Item 9 of Schedule 13E-3 and Item 1015(a) and (b) of
         Regulation M-A with respect to Citi. Any reports by Citi to any filing person, either oral or written, that are materially related to this transaction must be summarized in detail in the Proxy Statement. See Item 1015(b)(6) of Regulation M-A. Written materials should be
 Rajnish Ohri
Whole Earth Brands, Inc.
April 18, 2024
Page 3
         filed as exhibits to the Transaction Statement. See Item 16 of
Schedule 13E-3 and Item
         1016(c) of Regulation M-A.
8. See our last comment above. Expand this section to provide more details about the oral reports on the Process provided by Jefferies. See Item 9 of Schedule 13E-3 and Item
         1015(b)(6) of Regulation M-A.
Interests of Whole Earth's Directors and Executive Officers in the Merger, page
62

9. We reissue in part prior comment 14 in our letter dated March 29, 2024. Please further revise to describe and quantify Mr. Franklin's profits interest in Sababa.
10.      See comment 6 above. Your revised disclosure on page 28 of the Proxy
Statement
         indicates that there remains a dispute between the Company and Mr. Michael Franklin about the nature of his resignation as Chief Executive Officer, which is related to his refusal to sign the Undertaking. In each place in the Proxy Statement where you discuss the interests of officers and directors which differ from those of unaffiliated shareholders, such as here and in the Summary Term Sheet, please describe the background of this dispute as well as Mr. Franklin's resulting paid leave of absence and resignation, which he alleges (but the Company disputes) is for good cause under his offer letter. Clarify whether Mr. Franklin continued or continues to have access to information as a director of the Company, and whether he remains on paid leave currently. Important Information Regarding the Purchaser Filing Parties, page 109

11. We reissue in part prior comment 18 in our letter dated March 29, 2024. While you have revised this section to include Sir Martin E. Franklin and Mariposa, it appears that you have not listed any of the additional natural persons specified in General Instruction C to
         Schedule 13E-3. For example, please revise to include the information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for Desiree DeStefano, as the
         Chief Financial Officer of Mariposa, and the directors of Merger Sub, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameRajnish Ohri                                 Sincerely,
Comapany NameWhole Earth Brands, Inc.
                                                               Division of
Corporation Finance
April 18, 2024 Page 3                                          Office of
Mergers & Acquisitions
FirstName LastName